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                                                                    EXHIBIT 23.1

                           INDEPENDENT AUDITOR'S CONSENT

     We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in the Prospectus and Registration Statement on Form S-3. Our report dated March 27, 1998 contains an explanatory paragraph that states the Company has suffered recurring losses from operations, and anticipates it will require additional financing in order to complete the validation of its manufacturing plant and equipment and to fund its operations during 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


KPMG Peat Marwick LLP
Columbus, Ohio
June 5, 1998


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